July 7, 2020

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nkarta, Inc. Registration Statement on Form S-1 (Registration No. 333-239301)

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement, as amended, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of Nkarta, Inc. that the effective date of the Registration Statement, as amended, be accelerated so that it will be declared effective at 4:00 p.m. Eastern Time on July 9, 2020, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, please be advised that we have distributed approximately 1,121 copies of the preliminary prospectus dated July 2, 2020 through the date hereof, to underwriters, dealers, institutions and others.

In connection with the preliminary prospectus distribution for the above-referenced issue, the prospective underwriters have confirmed that they are complying with the 48-hour requirement in Rule 15c2-8(b) under the Securities Exchange Act of 1934, as amended.

Very truly yours,

COWEN AND COMPANY, LLC

EVERCORE GROUP L.L.C.

STIFEL, NICOLAUS & COMPANY, INCORPORATED

As Representatives of the several underwriters

[SIGNATURE PAGES FOLLOW]

COWEN AND COMPANY, LLC

By:	/s/ Rob Weir
Name: Rob Weir
Title: Managing Director, Healthcare IB

EVERCORE GROUP L.L.C.

By:	/s/ Maren Winnick
Name: Maren Winnick
Title: Senior Managing Director

STIFEL, NICOLAUS & COMPANY, INCORPORATED

By:	/s/ Seth Rubin
Name: Seth Rubin
Title: Senior Managing Director

As representatives of the several underwriters.

cc: Christopher M. Forrester, Partner, Shearman & Sterling LLP

[Signature Page to Acceleration Request Letter]